September 20, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Leland Benton
Craig E. Slivka

Re:	LGI Homes, Inc.
Registration Statement on Form S-1
Filed August 28, 2013
CIK No. 0001580670

Ladies and Gentlemen:

Set forth below are the responses of LGI Homes, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 11, 2013, with respect to the above-captioned submission.

Concurrently with the submission of this letter, the Company has filed publicly its Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. For your convenience, five marked copies of the Registration Statement will be hand delivered to you to facilitate your review.

For your convenience, the Company has repeated in italics the comments and requests for additional information as set forth in the Staff’s comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Capitalized terms used but not defined in this letter shall have the meanings assigned to such terms in the Registration Statement.

General

1.	We have read your response to comment 33 from our letter dated August 6, 2013 as well as your related revised disclosures. We note that you continue to present results of operations and other financial and operational data throughout this prospectus which aggregates the historical results/data of your predecessor and the LGI/GTIS Joint Ventures. We do not believe your use of this aggregated data in the context of discussing your business and using this data when using terms like “we”, “our”, and “ours” as you have done in many sections of the prospectus including but not limited to Our Company, Our Competitive Strengths, Our Business and Management’s Discussion and Analysis of Financial Condition and Results of Operations is not appropriate. We note that it is unclear whether your predecessor or your joint ventures own various properties, or even whether the employees that you discuss in your Business section are employees of your predecessor or of your joint ventures. Please ensure that references to the “company,” “registrant” or “us,” “we,” or “our” refer to the true predecessor entity. Further the Explanatory Note definition of terms is confusing and should be removed or revised. We have the following further comments in this regard:

Securities and Exchange Commission

September 20, 2013

•	You disclose that you believe the presentation of certain aggregated financial data provides investors with a meaningful comparison of your results of operations and is necessary for investors to understand your financial condition and results of operations. However, we note that aggregated financial information is not related to the results of operations of your predecessor, the entity for which the information throughout your prospectus should be based. In this regard, we specifically note that:

•	The information you provide in your audited financial statements as well as in response to prior comment 68, indicates that you did not consolidate the LGI/GTIS Joint Ventures because, in part, other parties shared in the power to direct the activities of the LGI/GTIS Joint Ventures that most significantly impact their economic performance. It therefore is not appropriate to provide financial data which implies that you had such power; and

•	The information you have provided under the section, “Factors Affecting Comparability” on page 69 further highlights why the presentation of aggregated information is not appropriate.

•	Please remove all discussions of results of operations and other financial and operational data which have provided on an aggregated basis. To the extent you believe the presentation of certain financial and operational data may be meaningful on a pro forma basis, please ensure that information is presented in the context of your current pro forma financial information; and

•	Please revise your disclosures throughout the prospectus, including, but not limited to, results of operations and other financial and operational data presented under Our Company, Our Competitive Strengths, Our Business and Management’s Discussion and Analysis of Financial Condition and Results of Operations to present and discuss this information as it relates to your predecessor.

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove results of operations and other financial and operational data presented on an aggregate basis.

Public Homebuilder Peers, page ii

2.	Please clarify whether you face competition primarily from public companies. If not, please revise your prospectus throughout to make this clear, placing statements about public peer companies into this larger context and revising the prominence of this definition.

Securities and Exchange Commission

September 20, 2013

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to clarify that the Company primarily faces competition from its public homebuilder peers; while in certain of its markets, the Company also faces competition from certain private homebuilders. Please see pages ii, one and 139 of the Registration Statement.

Summary, page one

Our Company, page one

3.	We note the supplemental information you have provided for your statements on pages one, five, 63, 137, and 144, that you offer “superior value.” It is unclear how the information you have provided supports this statement. Please provide us with support for this statement or remove it.

Response:

The Company acknowledges the Staff’s comment and revised the Summary and Business sections of the Registration Statement accordingly. Please see pages one, five, 66, 139 and 146 of the Registration Statement.

4.	We note your response to comment eight of our letter dated August 6, 2013. Please revise your statements on pages two, four, five, 138, 142, and 144 to make more apparent the distance between metropolitan centers and your communities. Your current language, with the ambiguous word “proximity,” could be read to imply that your communities are located much closer to the urban centers of your various markets than they actually are.

Response:

The Company acknowledges the Staff’s comment and revised the Summary and Business sections of the Registration Statement accordingly. Please see pages two, four, five, 140, 144 and 146 of the Registration Statement.

5.	Please similarly revise your references to your “strong land position.” You state that the company’s statement is based on the fact that it has seven years of land supply. The phrase “strong land position” does not read as a statement of the size of your potential inventory, but rather a qualitative statement regarding the land your hold and its desirability.

Response:

The Company acknowledges the Staff’s comment and revised the Summary and Business sections of the Registration Statement accordingly. Please see pages five, 67, 139 and 146 of the Registration Statement.

Securities and Exchange Commission

September 20, 2013

Our Competitive Strengths, page three

6.	We re-issue comment nine of our letter dated August 6, 2013. Your summary still appears unbalanced, as does your Business section. In addition, your statement on page four that “[if] housing demand and population growth slows in [the states in which you operate], [you] may not realize a competitive advantage as a result of the markets in which we focus” is unclear. As you only compete in these markets, slowing housing demand and population growth would affect all of your competitors.

Response:

The Company acknowledges the Staff’s comment and has revised the Summary and Business sections of the Registration Statement accordingly. Please see pages three, four, 141, 142, 144 and 145 of the Registration Statement.

Unaudited Pro Forma Financial Information, page 49

General

7.	Please address the following comments as they relate to your pro forma financial information presented on pages F-3 through F-13. Since the information presented on pages F-3 through F-13 and pages 49 through 59 appear duplicative, please consider presenting this pro forma financial information only once.

Response:

The Company acknowledges the Staff’s comment and has also addressed the comments below as they relate to the pro forma financial information presented on pages F-3 - F-17 of the Registration Statement. In light of the following factors, the Company prefers to present the pro forma financial information in both the non-financial statement pages and in the financial statement pages of the Registration Statement. The Company believes that since pro forma information is referred to throughout the prospectus, including the full pro forma financial information in both the body of the prospectus and in the financial pages will make it easier for potential investors to find the information. In addition, the Company believes that certain potential investors prefer to have the information in the body of the prospectus, while other potential investors prefer to have the information in the financial pages.

8.	Where you have more than one pro forma adjustment impacting a line item in your pro forma financial statements, please provide additional information so that a reader can fully understand the nature of the adjustment and how such adjustment was calculated. For instance, please disclose the components that make up the $1,983 adjustment to deferred tax liabilities, net as of June 30, 2013. While you have referenced notes (b) and (d), we note that the fourth bullet in note (b) discusses a $31,000 deferred tax liability adjustment and note (d) discusses a $26,000 net deferred income tax liability. These two adjustments do not equate to the $1,983 adjustment nor do these footnotes explain how such adjustments were calculated.

Response:

The Company acknowledges the Staff’s comment and has revised the notes to the pro forma financial statements to assign a note reference to each of the items discussed in the notes to the unaudited pro forma financial statements. In addition, the Company believes it has provided sufficient information to assist the reader in understanding the nature and amounts of the pro forma adjustments. The Company also clarified how the pro forma amounts were calculated. Please see pages 53 - 62 and F-7 to F-17 of the Registration Statement.

Securities and Exchange Commission

September 20, 2013

Unaudited Pro Forma Financial Information, page 49

9.	We note your response to prior comment 21. We have the following comments on your revised pro forma financial information.

•	You disclose that your pro forma statements of operations for the six months ended June 30, 2013 and the year ended December 31, 2012 do not reflect an increase in the cost of sales associated with the step up of the real estate inventory since the step up does not have a continuing impact on the results of your operations due to the short term (less than one year) impact on your financial performance. Please note that the short term nature of the impact does not make the adjustment non-recurring. As such, please revise your pro forma statement of operations to reflect the increase in cost of sales related to the step-up of the real estate inventory;

Response:

The Company acknowledges the Staff’s comment and continues to believe that a pro forma adjustment in the statement of operations to reflect an increase in the cost of sales associated with the step up of the real estate inventory does not provide additional meaningful disclosure to assist investors’ understanding of the impact of the GTIS Transaction.

The Company considered the guidance in the Division of Corporate Finance – Financial Reporting Manual, Topic 3230.4, which states that pro forma adjustments should give effect to events that are expected to have a continuing impact. Further, it states that material non-recurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the next 12 months following the transaction should not be included in the pro forma income statement, but should be disclosed in a note to clearly indicate that they were not included.

The concept of “continuing impact” also was the subject of recent SEC staff remarks at the 2012 AICPA Conference on Current SEC and PCAOB Developments (2012 AICPA Conference), where the Company understands that SEC staff members clarified that the historical 12-month rule of thumb to evaluate the continuing impact criterion continues to be appropriate. Notwithstanding the 12-month rule of thumb, the Company understands there may be limited circumstances where it would be appropriate to reflect a pro forma adjustment for items that affect the pro forma income statement for a period of less than 12 months and the evaluation will depend on the individual facts and circumstances. Included below is an excerpt from the minutes of the March 2013 meeting with SEC Regulations Committee and the SEC staff:

The Committee noted that at the 2012 AICPA Conference, the Division’s staff noted that there appeared to be a handful of items where the twelve month rule of thumb used to evaluate the continuing impact criterion may not work very well and that for those items, the staff was considering whether the use of a more than one time view of continuing impact may better reflect the outcomes of transactions to which pro forma effect is being given.

Securities and Exchange Commission

September 20, 2013

Todd Hardiman confirmed that the Division’s staff has not issued additional guidance. He reiterated the encouragement provided at the 2012 AICPA Conference for registrants to contact the Division of Corporation Finance’s Office of Chief Accountant if they have a live fact pattern where the different views of what constitutes continuing impact would have a material impact to their pro forma financial statements.

For the reasons discussed below, the Company believes that a pro forma adjustment to reflect an increase in historical cost of sales does not meet the continuing impact criterion. The Company believes that its approach is consistent with the guidance in the Financial Reporting Manual and given both (1) the frequency of inventory turnover and (2) that there is no direct relationship between the inventory reflected on the balance sheet at June 30, 2013 compared to the inventory reflected on the balance sheet as of January 1, 2012 or inventory reflected through cost of sales for completed home sales during 2012. The Company also believes that it has included appropriate disclosure that quantifies the amount of the inventory step up and that the step up has not been included as a pro forma adjustment to historical cost of sales.

As noted in Note (c) of the Notes to the Unaudited Pro forma Balance Sheet at pages 54 and F-8 of the Registration Statement, the $7.1 million of the $7.2 million step up to the cost basis of the joint ventures’ combined real estate inventory is expected to be reflected in cost of sales over the 12-month period following the transaction date. The remaining $75,000 will be recognized in the following year. The timing of these adjustments to cost of sales was estimated based on the forecasted sale of homes in the respective communities. Of the $7.2 million step-up amount, approximately $6.2 million is attributable to homes in progress, completed homes and sales offices and the remainder of $1 million is attributable to finished lots. The Company believes the forecast is reasonable and aligned with the Company’s average inventory turnover of approximately 2.5 times per year.

In response to the Staff’s comment, the Company reconsidered alternative methods to reflect an adjustment to cost of sales for the step up in inventory. Due to the following circumstances specific to the GTIS Transaction, the Company does not believe that inclusion of a pro forma adjustment would provide for a meaningful presentation of the pro forma financial information.

•	The business model of the joint ventures is based on rapid ramp-up of operations and a reasonably short life span of 3-5 years. At December 31, 2011, the book value of the combined real estate inventory of the four joint ventures was approximately $14.7 million and at June 30, 2013, it was $33.7 million, more than doubling. The $7.2 million step up is based on the June 30, 2013 inventory levels. Given the significant growth of the joint ventures during that time, the Company does not believe that increasing the costs of sales in the Pro Forma Statement of Operations for the step up determined based on substantially higher inventory levels provides the investor with meaningful information regarding the gross margin expected post-transaction. In addition, since the pro forma adjustment is quantified based on the inventory at June 30, 2013, the adjustment bears no relationship to actual homes sold during 2012.

Securities and Exchange Commission

September 20, 2013

•	As discussed at Note 6 to the Company’s audited financial statements included in the Registration Statement, the four joint ventures are at different stages of maturity with LGI-GTIS Holdings IV, LLC having been formed most recently, during October 2012. Based on the Company’s preliminary estimates of fair value of the identifiable net assets at June 30, 2013 for purposes of preparing the pro forma financial statements for the Registration Statement, approximately $4.0 million of the $7.2 million step up is expected to be attributed to LGI-GTIS Holdings IV, LLC’s real estate inventory. Since LGI-GTIS Holdings IV, LLC was not formed until October, 2012, this entity did not have any sales during 2012. Accordingly, the Company does not believe that a pro forma adjustment to reflect an increase in cost of sales for a period with no historical revenue or costs of sales would provide meaningful information to investors.

•	Please expand your pro forma footnotes to provide additional details regarding the significant assumptions and estimates used to arrive at the pro forma amounts. For example, you indicate that for your pro forma income tax adjustment you have assumed you will qualify for the Domestic Production Activities Deduction (DPAD). Please expand your disclosures to provide your basis for this assumption and clarify how this adjustment is factually supportable; and

Response:

The Company acknowledges the Staff’s comment and has revised the notes to the pro forma financial statements to provide additional details regarding significant assumptions and estimates used to arrive at the pro forma amounts. Specifically, notes (e), (h), (j) and (k) to the Unaudited Pro Forma Balance Sheet and notes (d) and (e) to the Unaudited Pro Forma Statements of Operations have been updated. Included in these updates, the Company has clarified the discussion regarding the DPAD by providing its basis for including the deduction in the estimated incremental income taxes. The Company believes sufficient explanation has been provided for the significant assumptions and estimates used to arrive at the pro forma amounts. Please see pages 53 - 62 and F-7 - F-17 of the Registration Statement.

•	We note you have aided a pro forma adjustment to eliminate compensation to Thomas Lipar because he will perform limited duties at a reduced level of compensation under a consulting agreement subsequent to this offering. Since we assume that the compensation historically paid to Mr. Lipar was commensurate with the duties he performed, please revise to eliminate this adjustment.

Response:

The Company acknowledges the Staff’s comment and has deleted the pro forma adjustments to eliminate compensation to Thomas Lipar.

10.	We note your response to prior comment 22. With regard to the pool of employees that are not currently participating in the existing profit sharing plan, please expand the fourth bullet of note (b) on page 57 and the third bullet of note (b) on page 59 to disclose (i) the terms and number of equity awards as well as how you determined the pro forma compensation expense. Please also fully explain how these equity awards are accounted for in your determination of pro forma earnings per share.

Securities and Exchange Commission

September 20, 2013

Response:

The Company acknowledges the Staff’s comment and has added additional information to note (d) to the Pro Forma Statements of Operations regarding the equity awards the Company intends to issue under the Company’s 2013 Equity Incentive Plan. The Company has included the expected value of the equity awards to be made to employees and non-employee directors for purposes of preparing the Pro Forma Statements of Operations. This additional information is preliminary and includes a description of the equity awards to be granted, the total and annual compensation costs, service periods and the effect on the pro forma statements of operations.

Upon completion of this offering, the Company will replace its predecessor’s performance based cash bonus plan with its 2013 Equity Incentive Plan, which will award bonus compensation to participating management and executives at similar amounts to the performance based cash bonus plan. For the period from the close of this offering to December 31, 2013, restricted stock will be awarded equal to the value of amounts earned during the same period under the existing cash bonus plan and will vest at the end of a one year service period. The Company will amortize the related compensation expense over the one year service period. Because this amount is not intended as a new compensation award but to pay out the remaining amount under the current performance based cash bonus plan, it is not included as a pro forma adjustment.

The Company has updated its discussion of pro forma earnings per share to include necessary information to understand how basic and diluted pro forma earnings per share will be calculated for the periods presented. The Company will complete its analysis of the impact, if any, of the equity awards when the Company files an amendment to the Registration Statement with a price range for the offering.

The restricted stock grants to be issued in connection with the settlement of accrued liabilities for management and executive bonuses currently reflected in the Unaudited Pro Forma Balance Sheet as of June 30, 2013 and any new grants determined prior to the initial public offering will be reflected in the determination of pro forma earnings per share.

11.	We have read your response to comment 24 from our letter dated August 6, 2013. Given the proximity of the contributions made by the limited partners to LGI Investment Fund III, L.P. to your filing of your initial public offer, please explain the business purpose related the commitment to pay 1.5 times the aggregate capital contributions. Also address what consideration was given to whether, in light of this commitment, the non-controlling interest in LGI Investment Fund III, L.P. should be reflected and accounted for as a redeemable non-controlling interest.

Response:

LGI Fund III GP, LLC, as general partner (the “General Partner”) formed LGI Investment Fund III, LP (“Fund III”) in February 2013 to raise as much as $20 million of capital to acquire interests in or provide financing to other entities formed or sponsored by LGI that have acquired, or will acquire real property for investment and/or development purposes. The General Partner is owned by Eric Lipar, the Company’s chief executive officer and chairman of the board. The private placement raised $15.85 million of limited partner interests in Fund III. The Fund III investments were initially invested by Fund III in LGI Fund III Holdings, LLC, a variable interest entity formed in March 2013 that is consolidated by the Company, and Fund III has an 85% member interest in this entity. LGI Homes Group, LLC owns the remaining 15% equity interest in LGI Fund III Holdings, LLC and serves as the managing member.

Based on the operating model for Fund III, the General Partner projected that the Fund III investors would realize a 25% internal rate of return (IRR). Certain principals of our predecessor committed to exchange Fund III’s 85% interest in LGI Fund III Holdings, LLC in the event of an initial public offering for shares of LGI Homes, Inc. common stock equal to approximately 1.5 times the Fund III limited partners’ investment amount. This commitment is related solely to and contingent upon the completion of an initial public offering; there are no other guaranteed return provisions or any type of cash settlement provision. The 50% return on invested capital was considered by the principals to be an appropriate ceiling for the Fund III investors’ return given the forecasted 25% IRR on their

Securities and Exchange Commission

September 20, 2013

investment, and the limited investment timeframe and risk assumed by these investors. In contrast, during 2011 and 2012, LGI Investment Fund II, LP raised approximately $10 million of capital to fund the growth of LGI Homes Group, LLC; the LGI Investment Fund II, LP limited partners do not have a ceiling on their maximum return which the Company believes is appropriate as they were subject to higher risk during the investment period. The LGI Investment Fund II, LP’s interest in LGI Homes Group, LLC will be exchanged for shares of LGI Homes, Inc. common stock in the LGI Transaction and its return is expected to exceed 150% of the book value of their interest in LGI Homes Group, LLC.

The business purpose for the private placement was to provide capital to support the Company’s continued growth prior to the initial public offering and in the event an initial public offering is not completed. The Company’s operating strategy is based on maintaining a pipeline of finished lots or raw land for home construction. This interim funding has been critical to the Company to continue to finance its growth in the interim, pre-initial public offering period, and to secure desirable land at current prices. At June 30, 2013, approximately $9.35 million of the Fund III contributions had been invested in real estate inventory or used to fund pre-acquisition costs and land deposits. As of September 15, 2013, the remainder of the contributions have been invested in real estate inventory or retained as working capital to fund development, construction, and operating activities related to the real estate inventory held by LGI Fund III Holdings, LLC.

The commitment to the limited partners of LGI Investment Fund III, LP does not require the Company to redeem their interests for cash. The commitment is strictly for the exchange of the limited partner interests for shares of common stock of LGI Homes, Inc. and only upon an initial public offering. Therefore, the limited partner interests are not redeemable. The Company believes the appropriate accounting for the exchange, when completed, will be as an equity transaction in accordance with ASC 810-10-45-23 because the transaction represents the acquisition of the noncontrolling interest in LGI Fund III Holdings, LLC and the Company will have control of LGI Fund III Holdings, LLC prior to the transaction and will retain control of LGI Fund III Holdings, LLC after the transaction. Upon completion of the initial public offering, the shares of LGI Homes, Inc. common stock will be distributed to the limited partners and LGI Investment Fund III, LP will be liquidated.

The Company also considered whether the 1.5 times exchange rate may represent a preferential return that should be considered in determining the Company’s earnings per share for the period when the exchange occurs. While ASC 480-10-S99-22 applies to redeemable noncontrolling interests, the Company believes this guidance should be applied by analogy when nonredeemable noncontrolling interests are exchanged at other than their fair value and no other goods or services are received from the equity holders.

ASC 480-10-S99-22.b states:

Adjustments to the carrying amount of a noncontrolling interest issued in the form of a common stock instrument to reflect a fair value redemption feature do not impact earnings per share. Adjustments to the carrying amount of a noncontrolling interest issued in the form of a common stock instrument to reflect a non-fair value redemption feature do impact earnings

Securities and Exchange Commission

September 20, 2013

per share; however, the manner in which those adjustments reduce or increase income available to common stockholders of the parent may differ. If the terms of the redemption feature are fully considered in the attribution of net income under Paragraph 810-10-45-21, application of the two-class method is unnecessary. If the terms of the redemption feature are not fully considered in the attribution of net income under Paragraph 810-10-45-20, application of the two-class method at the subsidiary level is necessary in order to determine net income available to common stockholders of the parent.

Because the redemption will not be fully considered in the attribution of net income under ASC 810-10-45-21, the Company will apply the two-class method. As discussed in footnote 17 of ASC 480-10-S99, the SEC staff believes that there are two acceptable approaches for allocating earnings under the two-class method when a common stock instrument is redeemable at other than fair value. The registrant may elect to: (a) treat the entire periodic adjustment to the instrument’s carrying amount (from the application of paragraphs 14–16) as being akin to a dividend or (b) treat only the portion of the periodic adjustment to the instrument’s carrying amount (from the application of paragraphs 14–16) that reflects a redemption in excess of fair value as being akin to a dividend. Under either approach, decreases in the instrument’s carrying amount should be reflected in the application of the two-class method only to the extent they represent recoveries of amounts previously reflected in the application of the two-class method.

The Company is electing an accounting policy to apply method (b) above and, accordingly, will recognize as a dividend any amount by which the fair value of the Company’s securities issued to the noncontrolling interests holders exceeds the fair value of the noncontrolling interests given up. Any such dividend will be deducted from earnings available to common shareholders.

Notes to the Unaudited Pro Forma Balance Sheet, page 53

12.	We note your response to prior comment 27 from our letter dated August 6, 2013. You indicate that in using a relief-from-royalty valuation model, you used a .5% royalty rate which is indicative of your predecessor’s operational control of the LGI/GTIS Joint Ventures. Please clarify what you mean by this and why your predecessor’s operational control of the LGI/GTIS Joint Ventures impacted your determination of an appropriate royalty rate. Please also explain how you determined the appropriateness of a 25% discount rate.

Response:

The Company acknowledges the Staff’s comment and has revised the notes to the pro forma balance sheet to clarify its assumptions regarding the 0.5% royalty rate and the 25% discount rated used to estimate the fair value of the marketing-related intangible asset. Please see pages 55 and F-9 of the Registration Statement.

Securities and Exchange Commission

September 20, 2013

Notes to Unaudited Pro Forma Statement of Operations for Six Months Ended June 30, 2013, page 56

13.	We note your response to prior comment 26 from our letter dated August 6, 2013. Please include a footnote that details how you have determined the weighted average common shares outstanding for your basic and diluted earnings per share for the year ended December 31, 2012 and the six months ended June 30, 2013. To the extent applicable, disclose the shares not included in your determination of diluted because to do so would have been antidilutive. Refer to ASC 260-10-50-1(a) and 50-1(c).

Response:

The Company acknowledges the Staff’s comment and has added in the notes to the Unaudited Pro Forma Statement of Operations a discussion of how the Company will determine the weighted average common shares outstanding for basic and diluted earnings per share. The information regarding the number of shares will be completed when an amendment to the Registration Statement with the price range is filed. Please see pages 59, 62, F-14 and F-17 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

General

14.	We reissue comment 29 our letter dated August 6, 2013. Please include a discussion comparing the size and nature of the new communities to your existing communities.

Response:

The Company acknowledges the Staff’s comment and has added additional discussion comparing the size and nature of the new communities to its existing communities. Please see pages 68 - 69 of the Registration Statement.

15.	Please disclose the effects of the costs of raw materials on your results up operations. See comment 31 of our letter dated August 6, 2013.

Response:

Since many of the Company’s subcontracts for construction are lump sum and include both materials and labor, the Company has limited data to quantify cost increases which are specific to raw materials. The Company has added additional discussion regarding changes in its costs of sales, including commodities that impact its construction costs and other factors such as lot costs and product mix, to the discussion of its results of operations. Please see page 75 of the Registration Statement.

16.	Please expand your discussion here and elsewhere as appropriate to discuss your cancellation rate, conversion rates, and other material indicators of results of operations salient to the homebuilding industry. We note your response to comment 32 of our letter dated August 6, 2013, and understand that you do not believe these indicators are germane to your business model. However, they are standard for your industry and allow investors to compare your performance other participants in the homebuilding industry.

Securities and Exchange Commission

September 20, 2013

Response:

The Company acknowledges the Staff’s comment and has added additional discussion regarding its new orders, cancellation rates and backlog. Please see pages 74 - 78, 151 and 152 of the Registration Statement.

Overview, page 63

17.	We note your statement in the final sentence of this page that you have achieved profitability within six months of your first home closings in each of your new communities. Please reconcile this statement with your recent entries into the Orlando and Atlanta markets, and your statements elsewhere qualifying this statement by limiting it to your markets in Texas and Arizona.

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to limit the above-referenced statement to Texas and Arizona. The Company had its first home closing in the Orlando market in July 2013 and expects to close its first home sale in the Atlanta market in October 2013; therefore, our previous comment was not applicable to these markets. Please see pages two, 68 and 139 of the Registration Statement.

18.	Please expand your discussion here and elsewhere to discuss the effects on results of operations and capital expenditures of your entries into the Atlanta and Orlando markets. Please see Item 303(a)(3)(i) of Regulation S-K. Please also clarify the manner in which your material capital commitments will be funded.

Response:

The Company acknowledges the Staff’s comment and has added additional discussion discussing the effect on results of operations and capital expenditures of its entries into the Atlanta and Orlando markets and their related capital commitments. Please see page 68 of the Registration Statement.

As of June 30, 2013, the Company had no revenues related to its operations in the Atlanta and Orlando markets. However, the Company had invested approximately $6.0 million in the acquisition of lots and $2.0 million related to home construction, and had incurred approximately $0.5 million in operating losses related to the hiring of employees and operating expenses incurred since December 31, 2012. The capital commitments related to our Atlanta market were funded by the capital contributions from LGI Investment Fund III, LP and the capital commitments related to our Orlando market were funded by operating cash flows. At December 31, 2012, the Company did not have a significant investment in Atlanta or Orlando other than the acquisition of lots totaling $100,000.

Securities and Exchange Commission

September 20, 2013

Results of Operations, page 72

19.	We have read your response to comment 37 from our letter dated August 6, 2013 and have the following comments on your discussion of results of operations:

•	You disclose on page 66 that based on your business model you believe that the number of completed homes in inventory and homes in progress in inventory at the end of a reporting period provide more meaningful information to investors than cancellation rates, conversion rates, new orders and backlog. However, we continue to believe the above information is relevant to an investors understanding of your business. Please revise your filing to discuss new orders (units and aggregated dollar value), cancellation rates, and backlog (units, average sales price and aggregated dollar value) for each period and include a discussion for any material changes in this data period over period. Please consider providing this information in a tabular presentation. Refer to Section 501.2 of the Financial Reporting Codification. Please also provide this information in your Selected Financial Data;

Response:

The Company acknowledges the Staff’s comment and has added additional discussion regarding its new orders, cancellation rates and backlog. Please see pages 74 - 78, 151 and 152 of the Registration Statement. The Company notes that Item 301 of Regulation S-K does not require that such information be included in its Selected Financial Data and only half of the public homebuilder peers include such information in their Selected Financial Data. In accordance with Instruction 2 to Item 301 of Regulation S-K, the Company has added completed homes and homes in progress to the Other Financial and Operating Data included in the Selected Financial Data table on pages 14 and 63 of the Registration Statement.

•	You state that the impact of raw material prices on the cost of goods sold period over period was not material. However, based on your disclosure on pages 74 and 76 changes in raw materials did impact your margins. Please quantify the increase in raw material so that an investor can assess the impact of raw material increases on your margins; and

Response:

Since many of the Company’s subcontracts for construction are lump sum and include both materials and labor, the Company has limited data to quantify cost increases which are specific to raw materials. The Company has added additional disclosure regarding changes in its costs of sales, including commodities that impact its construction costs and other factors such as lot costs and product mix, to the discussion of its results of operations and have noted the impact of these changes on its gross margins. Please see page 75 of the Registration Statement.

•	Please discuss Predecessor gross margin, operating income and net income for each period presented.

Securities and Exchange Commission

September 20, 2013

Response:

The Company acknowledges the Staff’s comment and has added discussion regarding predecessor gross margin, operating income and net income for each period presented. Please see pages 75 - 78 of the Registration Statement.

Critical Accounting Policies, page 81

Real Estate Inventory and Cost of Home Sales, page 82

20.	You indicate that when a home is closed, you record an accrual for the remaining amounts owed to the subcontractor and other costs related to the construction of the home. Please more fully explain this statement. Specifically explain why you need to record an accrual for the remaining amounts owed to the subcontractor and other costs related to the construction of the home as we assume these costs are capitalized to real estate inventory as they are incurred.

Response:

The Company acknowledges the Staff’s comment. The Company capitalizes the costs associated with the construction of homes as the costs are incurred. The disclosure in the Registration Statement has been revised to clarify our accounting for cost of sales. Please see page 83 of the Registration Statement.

Investments in Unconsolidated Entities and Variable Interest Entities (VIEs), page 83

21.	You indicate that in your judgment you have determined that the six joint ventures you are invested in represent variable interest entities (VIEs). Please expand your disclosures to address these judgments.

Response:

The Company acknowledges the Staff’s comment and has included a discussion of the judgments made in connection with the Company’s conclusion that the six joint ventures are VIEs. Please see pages 84 - 85 of the Registration Statement.

22.	You indicate that you must use your judgment to determine if you have substantive control or expiries significant influence over these entities. Please revise to clarify, if true, that once you make the determination that these joint ventures are VIEs, you then determine if you are the primary beneficiary of these VIEs. With reference to the authoritative literature, identify the judgments and/or assumptions you made to determine whether you the primary beneficiary. In this regard, we note that some of the information you have provided in response to prior comment 68 from our letter dated August 6, 2013 may provide readers with a better understanding of your analysis.

Securities and Exchange Commission

September 20, 2013

Response:

The Company acknowledges the Staff’s comment and has expanded the discussion of the judgments made in the Company’s determination that a joint venture is a VIE and in determining the primary beneficiary. Please see pages 84 - 85 of the Registration Statement.

Compensation of our Directors and Executive Officers, page 158

23.	We re-issue comment 60 of our letter dated August 6, 2013. Please disclose the material terms of your non-equity incentive plan as required by Item 402(o)(5).

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to disclose the material terms of the Company’s non-equity incentive plan as required by Item 402(o)(5). Please see page 166 of the Registration Statement.

Employment Agreements, page 158

24.	Please reconcile your reference here to a lump sum payment equal to two times the amount of Mr. Lipar’s target bonus if his employment is terminated other than for Cause or if he resigns for Good Reason with your statement about that his bonuses are discretionary, as well as your reference to the Annual Bonus Plan on page 163.

Response:

The Company acknowledges the Staff’s comment and notes that the reference to a lump sum payment equal to two times the amount of Mr. Lipar’s target bonus is a contractual reference for purposes of developing a formula for termination pay if Mr. Lipar’s employment is terminated for other than Cause or if he resigns for Good Reason. Such formula does not impact or change the fact that the amount of bonuses (and the determination of its underlying formula) under the annual bonus plan are determined in the sole discretion of the compensation committee of the Company’s board of directors.

Certain Relationships and Related Party Transactions, page 164

25.	Please disclose Mr. Vahradian’s interest in the transaction you describe in the second paragraph under this heading. Please see Item 404(a)(4) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and notes that Mr. Vahradian does not have a direct interest in the GTIS Transaction.

Shares Eligible for Future Sale, page 169

26.	Please reconcile your reference to “all of [your] stockholders, including GTIS” with your disclosure below that all of your equity is held by Eric Lipar.

Securities and Exchange Commission

September 20, 2013

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement to clarify that the reference to “our stockholders” refers to the Company’s stockholders as of the completion of the initial public offering. Please see page 172 of the Registration Statement.

Principal Stockholders, page 171

27.	Please complete this table.

Response:

The Company acknowledges the Staff’s comment and notes that the principal stockholders table accurately reflects the beneficial ownership of all outstanding shares of the Company’s common stock as of the date of the Registration Statement. The number of shares of common stock of the Company to be issued in connection with the Formation Transactions is based in part on the price of the shares of common stock; when the Company files an amendment to the Registration Statement with a price range, the Company will complete the principal stockholders table using the midpoint of the price range to calculate the number of shares of common stock to be issued in connection with the Formation Transactions.

Recent Sales of Unregistered Securities, page 11-2

28.	Please provide all of the information required by Item 701(a) of Regulation S-K, including the amount of equity Mr. Lipar purchased in the described transaction.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement to comply with Item 701(a) of Regulation S-K. Please see page II-2 of the Registration Statement.

Note 6. Investments in Joint Ventures, Variable Interest Entities and Non-Controlling Interests, page F-31

Consolidated Joint Ventures, page F-33

29.	Please provide all the disclosures required by ASC 810-10-50-14.

Response:

The Company acknowledges the Staff’s comment and has added additional discussion of the consolidated joint ventures assets and liabilities to Note 6 of the Company’s combined financial statements. The disclosure, as modified, references Note 8, Notes Payable, for additional information related to one of the consolidated VIEs, LGI Homes — Sterling Lakes, LLC, which had debt outstanding at December 31, 2011. Please see pages F-37 - F-38 of the Registration Statement.

Securities and Exchange Commission

September 20, 2013

Note 12. Segment Information, page F-42

30.	Your response to prior comment 73 from our letter dated August 6, 2013 indicates that you have three operating segments and that they are economically similar. However, based on the information you provided in Exhibit E it appears that you have two operating segments, Central and Western. Please revise your disclosures herein and throughout your filing to clarify that you have two operating segments or provide us with sufficient information to understand how, as of June 30, 2013, you have three operating segments. In this regard, we note that you do not have any historical sales or gross margin data for Eastern for any of the periods presented.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement to clarify that there are two operating segments. Please see page F-47 of the Registration Statement.

Note 14. Formation Transaction and Initial Public Offering (Unaudited), page F-43

31.	We note the Report of Independent Registered Public Accounting Firm on page F-18 is dated August 27, 2013 and Note 15 Subsequent Events, which is audited, indicates that management has evaluated subsequent events through August 27, 2013. Given this, please tell us why the information in Footnote 14 is unaudited.

Response:

The Company acknowledges the Staff’s comment; Footnote 14, Formation Transactions, is an audited footnote in the Registration Statement. Please see page F-48 of the Registration Statement.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (281) 362-8998 or Norman Miller of Winstead PC at (713) 650-2652.

Very truly yours,

LGI HOMES, INC.

By:	/s/ Eric Lipar
Eric Lipar
Chief Executive Officer and Chairman of the Board

CC:	Norman Miller, Winstead PC
Warren Hoffman, Winstead PC
Timothy S. Taylor, Baker Botts L.L.P.